

Mail Stop 3561

October 1, 2008

<u>Via U.S. Mail</u>

George Naddaff
Chairman and Chief Executive Officer
UFood Restaurant Group, Inc.
255 Washington Street, Suite 100
Newton, MA 02458

> **Re: UFood Restaurant Group, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed September 11, 2008**
> **File No. 333-152006**

Dear Mr. Naddaff:

We have reviewed your responses to the comments in our letter dated July 25, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

<u>Prospectus</u>

<u>Prospectus Summary, page 3</u>

1. We note your response to prior comment 8, however, please revise your disclosure to clarify the distinction between the franchise and development agreements you have entered into to open 46 UFood Grill outlets and the development agreements you have entered into to open 70 franchise locations, including a discussion outlining the material differences between these two types of agreements. Also, we note your disclosure regarding the future plans for operations of the 70 franchise locations. Please revise to provide similar disclosure regarding the 46 UFood Grill outlets, including time frames for implementing the franchise and development agreements and any obstacles involved before the planned operations can commence. Such discussion should include any costs to you**,** such as marketing or assisting new franchisees in the

start up of a new restaurant, and the availability of financing. Similarly revise under "Description of Business," at page 49.

2. Please also clarify how selling franchise agreements furthers your business plan and how you will make money.

3. We note your statement in the forth sentence of the sixth paragraph on page 3 that you previously sold franchise development agreements for Houston, Naples, Sacramento and San Jose. Please revise your filing to clarify whether these franchise development agreements are included in the 46 franchise and development agreements which you mention earlier in the paragraph. If such franchise development agreements are not included in this total, please revise your filing to provide a discussion of the agreements, including time frames for implementing such agreements and any obstacles involved before the planned operations can commence. Such discussion should include any costs to you and the availability of financing. Also, please provide additional discussion relating to why, in management's opinion, the Houston territory will not be developed under the existing agreement, including a discussion of any plan to enter into new agreements. Similarly revise under "Description of Business," at page 49.

Note Regarding Forward-Looking Statements, page 5

4. We note your response to prior comment 10, however, please advise us why you believe Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act applies to you as a penny stock issuer or revise to delete the reference.

There are Risks Inherent in Expansion, page 6

5. We note your response to our prior comment 14. Please add a separate risk factor regarding the risk of not being able to sell additional franchises given your net losses.

Selling Stockholders, page 17

6. We note your response to our prior comment 17 and reissue the comment. Please provide a description of the transactions by which the selling shareholders acquired the shares being registered for sale. For instance, please describe the March 31, 2008 private placement. Please also describe the convertible note and clarify that the convertible note has already been converted into the 3,978,059 shares or advise. Also, describe the convertible note that you indicate was convertible into warrants. Each of the transactions listed should be described in more detail than is currently provided.

Valuation of Goodwill, page 32

7. Please expand your disclosure to discuss the assumptions used in testing for impairment. Also, state the carrying amount of your goodwill and discuss the possibility that some or all of such amount may be impaired in the future if the actual results of your future operations fall short of your current expectations of those future cash flows. Additionally, you should also revise your filing to provide similar disclosure under a separate caption to discuss the potential for impairment of your long-lived assets.

Liquidity, Funding and Capital Resources, page 45

8. We note your disclosure that you will need to secure additional capital to fund your current business plan. Please clarify, if true, that there is no guarantee that you will be able to secure the additional funding that you need.

Description of Business, page 49

9. Please clarify how selling franchise locations furthers your business plan.

10. Describe the material terms of your franchise and development agreements.

Consolidated Financial Statements for the Three and Six Month Periods Ended June 29, 2008 and July 1, 2007

Note 3 – Long-Term Debt, page F-9

11. We note you paid $800,000 to extinguish the note payable issued in connection with your acquisition of the Downtown Crossing location. Additionally, Note 8 of your annual financial statements indicates that the note payable was due on or before December 31, 2007. In this regard, please tell us and disclose the circumstances that led to the extinguishment of this debt at a discount, the reasons that the note was not paid when due as well as why the holder of the Downtown Crossing acquisition note was willing to accept less than the full amount owed in April 2008.

Consolidated Financial Statements for the Fiscal Year Ended December 30, 2007

Note 2 – Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-21

12. Your disclosure on page F-25 indicates that you allocated goodwill to the Downtown Crossing location. In this regard, it appears that expected future cash flows are estimated on a restaurant-by-restaurant basis for purposes of recognizing and measuring impairment. As such, please clarify this for us and expand your disclosure, as appropriate, to indicate whether or not expected cash flows are estimated on a restaurant-by-restaurant basis for purposes of recognizing and measuring impairment. See paragraph 30 of SFAS 142.

13. We note that, based on your annual impairment test as of the first day of the fourth quarter of fiscal 2007, you determined that no impairment had occurred, as the fair value of the reporting unit exceeded the respective carrying value. In this regard, tell us the fair value you assigned to the Downtown Crossing location as of the first day of the fourth quarter of fiscal 2007.

14. In light of the fact that you continued to incur significant losses and operating cash flow deficiencies in relation to the Store Operations segment at the time you performed your impairment analysis, please provide us with significant support for your conclusion that goodwill is not impaired. In this regard, your response should include a summary of the results of the annual impairment test performed as of the first day of the fourth quarter of fiscal 2007 and information with respect to assumptions underlying your calculations of future discounted cash flows. In addition, tell us how your actual results for the six months ended June 29, 2008 compare with the projections used in your annual impairment test for fiscal 2007.

15. Additionally, we note you paid $800,000 to extinguish the note payable issued in connection with your acquisition of the Downtown Crossing location. In this regard, the repayment of the seller financing secured by the assets of this location may be indicative of the value of such assets. Furthermore, paragraph 28 of SFAS 142 indicates that a reporting unit shall be tested for impairment between annual tests if an event occurs (in this case, extinguishment of the note payable at a discount) that would more likely than not reduce the fair value of a reporting unit below the carrying amount. Therefore, it appears that you should have performed an impairment analysis at the time you extinguished this debt at a discount. Please advise and revise, as appropriate.

Impairment of Long-Lived Assets, page F-21

16. Please revise your disclosure to indicate whether or not potential impairment of your long-lived assets is assessed on a restaurant-by-restaurant basis. See paragraph 10 of SFAS 144.

Note 4 – Acquisitions, page F-25

17. You state the purchase price for the acquisition of Downtown Crossing reflected

the profitability of the store. However, based on the pro forma information you added with respect to this acquisition, the pro forma effect on your 2006 results of operations was an increase in your net loss of $633,826. Accordingly, please revise your disclosure to address this apparent inconsistency.

Note 6 – Goodwill, page F-26

18. We note the table added to Note 6 disclosing the change in the carrying amount of goodwill for the fiscal year ended December 30, 2007. However, paragraph 45 of SFAS 142 requires such disclosure for each period for which a statement of financial position is presented. Accordingly, please expand the table in Note 6 to include amounts for the fiscal year ended December 31, 2006.

Shares and Warrants Issued in Connection with Corporate Awareness, page II-3

19. As to the shares issued in connection with the corporate awareness campaign, please disclose the aggregate consideration received by the registrant. Refer to Item 701(c) of Regulation S-K.

20. Please explain to us the Corporate Awareness Campaign in more detail. For instance, did it involve selling franchises or making investors aware of your company?

Signatures

21. Please provide the signatures for the directors.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3210 with any other questions.

Regards,

Susan C. Block
Attorney-Advisor

George Naddaff
UFood Restaurant Group, Inc.
October 1, 2008
Page 7

cc: Adam S. Gottbetter
        Gottbetter & Partners, LLP
        Fax: (212) 400-6901